UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended:
June 30, 2023

024-11579
(Commission File Number)

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

PART II

Caution Regarding Forward-Looking Statements

We make statements in this Semi-Annual Report on Form 1-SA ("Semi-Annual Report") that are forward-looking statements within the meaning of the federal securities laws. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

·	our ability to effectively deploy the proceeds raised in our offering (the "Offering");

·	ability to attract and retain members to the online investment platform located at www.energea.com (the "Platform");

·	risks associated with breaches of our data security;

·
public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

·	climate change and natural disasters that could adversely affect our Projects and our business;

·	changes in economic conditions generally and the renewable energy and securities markets specifically;

·	limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects;

·	our failure to obtain necessary outside financing;

·	risks associated with derivatives or hedging activity;

·	intense competition in African renewable energy markets that may limit our ability to attract or retain energy offtakers;

·	defaults on Lease Agreements;

·	increased interest rates and operating costs;

·	the risk associated with potential breach or expiration of a ground lease, if any;

·	our failure to successfully operate or maintain the Projects;

·	exposure to liability relating to environmental and health and safety matters;

·	Projects to yield anticipated results;

·	our level of debt and the terms and limitations imposed on us by our debt agreements;

·	our ability to retain our executive officers and other key personnel of our Manager;

·	the ability of our Manager to source, originate and service our loans;

·	the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

·
or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and Securities and Exchange Commission ("SEC") guidance related to Regulation A ("Regulation A") of the Securities Act of 1933, as amended (the "Securities Act"), or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"));

·
changes in business conditions and the market value of our Projects, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

·	our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our Manager;

·
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

·	changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Semi-Annual Report and the risk that actual results will differ materially from the expectations expressed in this Semi-Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Semi-Annual Report, including, without limitation, the those named above and those named under "Risks of Investing" in the Offering Circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-Annual Report will be achieved.

Given The Risks and Uncertainties, Please Do Not Place Undue Reliance on Any Forward-Looking Statements.

Business

Energea Portfolio 3 Africa LLC ("Company") is a limited liability company, treated as a corporation for tax purposes, organized under the laws of Delaware. The Company and its day-to-day operations are managed by Energea Global LLC ("Manager") located in Durham, Connecticut. The Company was created to invest in the acquisition, development, and operations of solar energy projects in various countries in Africa, but mainly in South Africa (each a "Project"). The Projects will sell power and, in some cases, environmental commodities, to offtakers who purchase the electricity or the environmental commodities under long term contracts (we collectively refer to offtakers of electricity and environmental commodities as "Customers").

The Company sources its Projects from other companies who specialize in developing solar projects in Africa, which we refer to as "Development Companies." The Company's relationship with Development Companies can take several different forms. Sometimes a Development Company will not only identify a potential project, but also permit, engineer and construct it. Sometimes a Development Company will provide operations and maintenance support for a Project after it's built. Sometimes a Development Company will sell us a Project and exit entirely.

The Manager does not currently own a development company in Africa and the Company acquires all projects from unrelated companies, but we may stand up or acquire a Development Company if projects from third parties become overpriced, if an exceptional market opportunity presents itself or if deal flow is slow and we require additional development capacity.

Development Companies are compensated for their work and their risk. This may include a developer fee or a continued economic interest in the Project.

The Manager reviews projects submitted by the Development Companies to identify projects that represent the greatest risk-adjusted returns. We are specifically searching for projects in countries with favorable economies and renewable energy policies, projects with credible Customers and projects where the Manager has a high degree of confidence in successful implementation.

We believe we will be able to continue to acquire new Projects in the future, which we anticipate will have the following characteristics:

·
Power Capacity: We intend to focus on Projects of between 0.1 megawatts and 10 megawatts. (NOTE: The capacity of a solar project is determined in accordance with "standard testing conditions" established by certain laboratories worldwide. The actual output of a solar project fluctuates with solar irradiance.)

·	Locations: We select locations based primarily on:

o Demand for alternative energy;

o Efficient access for maintenance;

o Interconnection points with the electricity grid;

o Solar irradiance; and

o Country and state-level policies that enable the development of renewable energy projects.

·
Right to Land: Some Projects owned by the Company will be installed on Customer's rooftops, others will be located on remote parcels of real estate. In either scenario, the Company will obtain rights to access the Project to construct and maintain the Project ("Site Access"). For rooftop Projects, Site Access is most-commonly granted through the Power Purchase Agreement or Solar Lease with the Customer. For Projects on remote real estate, we will either purchase or lease the property to ensure adequate Site Access is obtained.

·
Connecting Projects to the Electric Grid: Most Projects acquired or constructed by the Company will require permission to interconnect to the local electric grid. This permission is granted by the local interconnecting utility company through an interconnection agreement and an associated permission to operate. In the case of certain smaller projects, interconnection rights may be granted through national and utility policy and not require an individual interconnection agreement.

·
Our Solar Equipment: We use the same basic equipment used across the solar industry: the solar panels themselves, which turn sunlight into electrical energy; and the inverters, which convert the direct current from the panels to the alternating current used in homes and businesses. However, we buy our equipment only from certain manufacturers known for high quality and financial strength.

·
Country-Level Policies and Environmental Commodities: Some regions in Africa have certain policies to promote the development of renewable energy projects. There are a wide range of policy types that include carbon credits, property and sales tax exemptions, net metering and community solar (referred to as "wheeling" in the South African context). The Company will seek to optimize those country-level policies in order to increase the expected return on investment for Investors which may include transactions with third parties to monetize carbon and renewable energy credits.

In most cases Investors are not exposed to many Project-level risks until all these conditions are satisfied. However, the Company might make exceptions and fund earlier-stage expenses for especially promising Projects.

Item 1. Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in our Annual Report which can be found here. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Caution Regarding Forward-Looking Statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2023.

Offering Results

On July 1, 2021, the Company commenced its offering to the public of limited liability company interests denominated as Class A Investor Shares under Regulation A (the "Offering") and an Offering Circular dated April 9, 2021, as updated and amended from time to time (the "Offering Circular"). The Offering Circular is available through the SEC's EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company. We refer to the purchasers of Class A Investor Shares as "Investors".

We have offered, are offering, and may continue to offer up to $75 million in our Class A Investor Shares in our Offering in any rolling twelve-month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2023, we had raised total offering proceeds of $1,897,539 from settled subscriptions resulting from the sale of 1,719,705 Class A Investor Shares.

We expect to offer Class A Investor Shares in our Offering until we raise to the amount of capital needed to afford the capital expenses of all Projects approved by the Investment Committee. If we have fully-funded the cost of all Projects through the Offering, we will stop raising money until a new Project is approved for investment by the Investment Committee.

Share Price Calculation

The price for a Class A Investor Share in the Company is computed on the Platform to equalize Investors in response to differences between them that could arise from buying Class A Investor Shares at different times. For example, changes in the value of the Company and/or the Projects at different times could result from:

·	changes in USD/ZAR FX rate that differ from the FX rates we estimated when the initial share price was calculated;

·	changes in U.S. and South African inflation rates that differ from the rates we estimated when the initial share price was calculated;

·	investing in new Projects or selling Projects would change the projected cash flow for the Company;

·	distributions received by earlier investors;

·	changes in baseline assumptions like Project costs, expenses and/or changes in tax rates or electric rates.

To determine the share price for a Class A Investor Share of the Company, we compute an algorithm that resolves:

rIRR = pIRR

Where:

·	rIRR = Realized IRR of all existing Class A Investor Shares;

·	pIRR = Projected lifetime IRR of a hypothetical $1 investor at share price "x".

Below is a table of the price of Class A Investor Shares (the only class of investor shares) at the close of each month since the initial offering.

Date	Share Price
Initial Share Price	$1.00
09 / 2021	$1.04
10 / 2021	$1.05
11 / 2021	$1.05
12 / 2021	$1.06
01 / 2022	$1.07
02 / 2022	$1.08
03 / 2022	$1.08
04 / 2022	$1.09
05 / 2022	$1.10
06 / 2022	$1.11
07 / 2022	$1.12
08 / 2022	$1.12
09 / 2022	$1.13
10 / 2022	$1.13
11 / 2022	$1.14
12 / 2022	$1.14
01 / 2023	$1.15
02 / 2023	$1.15
03 / 2023	$1.16
04 / 2023	$1.17
05 / 2023	$1.17
06 / 2023	$1.18
07 / 2023	$1.18
08 / 2023	$1.19
09 / 2023	$1.20

Distributions

Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on net income for the preceding month minus any amounts help back for reserves.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly; however, our Manager may declare other periodic distributions as circumstances dictate. Below is a table depicting the distributions made from the company during the first half of 2023:

Distribution Date	Amount	Management Fees*	Carried Interest*
01/27/2023	$3,430.22	$0.00	$98.65
02/24/2023	$3,880.52	$0.00	$114.77
03/27/2023	$3,505.17	$0.00	$100.16
04/28/2023	$4,419.67	$0.00	$120.78
05/30/2023	$4,762.51	$0.00	$248.87
06/26/203	$5,736.80	$0.00	$186.90
Total	$25,734.89	$0.00	$870.13
*Note: Energea reserves the right to reduce our fees and carry for any reason or to protect the desired cash yield to investors

Operating Results

For the semi-annual period ending June 30, 2023, the Company invested a total of $1,022,054 and has generated $26,159 in revenue.

As of June 30, 2023, the Company has assets totaling $1,839,976 on its balance sheet, including Projects currently owned by the Company valued at $1,022,054 and current assets of $817,922. Liabilities totaled $6,768. The resulting members' equity was $1,833,208.

Our Investments

To date, we have invested into eight (8) Projects, each of which were described more fully in the Offering Circular and in various filings with the SEC since the date our Offering was qualified by the SEC (e.g. August 13, 2020).

Project Name	Amount Invested	% Ownership	Form 1-U
Spar Lulekani	$23,369	6.72%	Link
Nhimbi Fresh	$24,631	1.74%	Link
Anchor Foods	$109,334	100%	Link
CPOA Avondrust	$99,024	46.39%	Link
CPOA Trianon	$163,624	100%	Link
Zandvliet	$74,999	74.54%	Link
Baysville	$25,000	25.98%	Link
Connaught Park	$411,362	100%	Link
CPOA Quadrant Gardens	$90,710	100%	Link
Total	$1,022,054

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from undistributed funds from our operations. As of June 30, 2023, the Company had $810,174 of cash on hand. As we continue to raise capital from the offering, we expect to continue to invest in and construct Projects currently under review by the Investment Committee. To the extent that capital raised from the Offering is insufficient to construct the Projects, we may borrow additional capital from a Lender to make up the difference.

Outlook and Recent Trends

The majority of the Projects are located in South Africa, a nation facing many significant problems that may result in instability and increased risk to the Projects. The chief concerns facing the Projects in South Africa currently are the election expected to take place in 2024, the weakening of the South African rand and load shedding.

2024 South Africa Election

The upcoming election looms amidst a backdrop of severe political turmoil, marked by a noticeable decline in the quality of government services and its ability to fulfill its duties to citizens. The ruling African National Congress ("ANC") is facing a pivotal vote, potentially leading to the loss of power for the first time since the inception of democracy in 1994.

The repercussions for South Africa and the surrounding region are substantial. Ongoing electricity shortages in South Africa and the weakening state of local governments will transform the 2024 election into a referendum on the ANC's performance. In the local elections of November 2021, the ANC was unable to secure an absolute majority in the country's metropolitan municipalities. These local contests provide a preview of what may unfold on the national stage.

There's a prevailing sense of unease regarding the ability of any coalition government to address the daunting challenges confronting South Africa. Escalating corruption, coupled with the rapid deterioration of public infrastructure, particularly the electricity supply (see "Load Shedding" below), have provided opposition parties with an opportunity to challenge the ANC's longstanding political dominance. The outcome hinges on whether opposition parties can successfully form a coalition. This will determine whether South Africa can make strides towards establishing a more open and competitive democracy, notwithstanding recent setbacks, or if the country will experience further regression in the medium term. The prevailing concern is whether a coalition government can effectively tackle the challenges facing South Africa, given various instabilities and the consistent shifts in government in most coalition-led cities.

Exchange Rates Between the South African Rand and the United States Dollar

Over the past 24 months, the foreign exchange rates between the South African Rand (ZAR) and the US Dollar (USD) have been subject to significant fluctuations. This period has witnessed a mix of economic and geopolitical factors that have influenced the value of these currencies relative to each other. Initially, the South African Rand faced challenges due to uncertainties surrounding global trade tensions and concerns about the country's domestic economic growth. These factors led to periods of depreciation against the US Dollar, creating volatility in the exchange rates.

However, the Rand demonstrated resilience during certain periods as well. It managed to regain some ground against the Dollar as commodity prices, especially precious metals like gold and platinum, which South Africa is a significant producer of, experienced price increases. Additionally, market sentiment and risk appetite played a role in shaping the exchange rates during this period, with fluctuations driven by shifts in investor confidence, global economic indicators, and central bank policies, both in the United States and South Africa.

Overall, the foreign exchange rates between the South African Rand and the US Dollar over the last 24 months have been dynamic, influenced by a range of internal and external factors, making it essential for investors and businesses to closely monitor these developments to navigate the potential impacts on trade, investment, and financial planning.

Load Shedding

Over the past 24 months, South Africa has faced significant challenges with load shedding, a practice where the national electricity utility, Eskom, deliberately interrupts the power supply to prevent the grid from overloading. Load shedding has been a recurrent issue due to various factors, including aging power infrastructure, maintenance issues, financial troubles within Eskom, and insufficient generation capacity. These factors have led to scheduled power outages that have not only disrupted daily life for millions of South Africans but have also had adverse effects on the country's economy.

Load shedding has had far-reaching consequences, impacting both households and businesses. Frequent power cuts have disrupted productivity, leading to financial losses for businesses, especially in sectors heavily reliant on continuous electricity supply, such as manufacturing and technology. Moreover, the uncertainty caused by unpredictable load shedding schedules has eroded investor confidence, making it challenging for businesses to plan and expand, thereby hindering economic growth.

Efforts to address this issue have included urgent infrastructure repairs, increased focus on renewable energy sources, and calls for improved management within Eskom. However, as of the past 24 months, the load shedding problem has persisted, underscoring the need for sustained, comprehensive solutions to stabilize the electricity supply, boost economic development, and enhance the quality of life for South Africans.

Method of Accounting

The compensation described in this section was calculated using the accrual method of accounting.

Item 2. Other Information

As of June 30, 2023, there have been no fundamental changes to our offering.

Item 3. Financial Statements

Balance Sheet

	6/30/23	12/31/22
Assets
Current assets:
Cash and cash equivalents	$ 810,174	$ 6,907
Other current assets	7,747	26,797
Total current assets	817,921	33,704

Investments in solar energy projects	1,022,055	931,343

Total assets	$ 1,839,976	$ 965,047

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$ 68	$ 3,085
Due to related entity	6,700	14,500

Total liabilities	6,768	17,585

Members' equity	1,833,208	947,462

Total liabilities and stockholders' equity	$ 1,839,976	$ 965,047

Statements of Operations

	6/30/23	12/31/22

Revenue	$ 26,159	$ 13,040

Portfolio operating expenses:
Professional fees	16,250	11,415
Other general and administrative expenses	5,345	7,445
Total portfolio operating expenses	21,595	18,860

Net Loss	$ 4,564	$ (5,820)

Statement of Change in Members Equity

	Common Shares		Investor Shares		Managing Member Equity	Total Members' Equity
	Shares	Amount	Shares	Amount

Members' equity, March 11, 2021 (Inception)	-	$ -	-	$ -	$ -	$ -

Issuance of investor shares, net of issuance costs of $37,250		-	211,367	181,949	-	181,949
Issuance of common shares	1,000,000	-	-	-	-
Non-dividend distributions	-	-	-	(572)	-	(572)
Net loss	-	-	-	-	(23,105)	(23,105)

Members' equity, December 31, 2021	1,000,000	-	211,367	181,377	(23,105)	158,272

Issuance of investor shares	-	-	731,822	808,673	-	808,673
Non-dividend distributions	-	-	-	(13,663)	-	(13,663)
Net loss	-	-	-	-	(5,820)	(5,820)

Members' equity, December 31, 2022	1,000,000	$ -	943,189	$ 976,387	$ (28,925)	$ 947,462

Issuance of investor shares	-	-	776,516	906,917	-	906,917
Non-dividend distributions	-	-	-	(25,735)	-	(25,735)
Net loss	-	-	-		4,564	4,564

Members' equity, June 30, 2023	1,000,000	$ -	1,719,705	$ 1,857,569	$ (24,361)	$ 1,833,208

Consolidated Statement of Cash Flow

	6/30/23	12/31/22

Cash flows from operating activities:
Net loss	$ 4,564	$ (5,820)
Changes in assets and liabilities:
Other current assets	19,050	(26,547)
Accounts payable and accrued expenses	(3,017)	(38,637)
Due to related entities	(7,800)	(46,527)
Total cash flows from operating activities	12,797	(117,531)

Cash flows from investing activities:
Investments in solar energy projects	(90,712)	(774,009)

Cash flows from financing activities:
Proceeds from issuance of investor shares	906,917	808,673
Investor shares issuance costs	-	-
Non-dividend distributions	(25,735)	(13,663)
Total cash flows from financing activities	881,182	795,010

(Decrease)/increase in cash	803,267	(96,530)

Cash at the beginning of the period	6,907	103,437

Cash at the end of the period	$ 810,174	$ 6,907

Notes to Financial Statements

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 3 Africa LLC is a Delaware Limited Liability Corporation (the "Company") formed to invest in a portfolio of solar energy projects in Africa. The Company is managed by Energea Global LLC (the "Manager"). The Company works in close cooperation with stakeholders, project hosts, industry partners and capital providers to produce best-in-class results. The Company commenced operations on March 11, 2021.

The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations have been, and will be, funded by the issuance of membership interests. There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2021, the Company initiated a Regulation A Offering for the purpose of raising capital to fund ongoing project development activities. The Company is offering to sell equity interests designated as Investor Shares to the public for up to $75,000,000. The initial price of the Investor Shares sold in 2022 was $1.00. To date, the Company has invested into ten projects. Through June 30, 2023, the Company has raised $1,897,539, net of $37,250 share issuance costs, from the offering.

In some cases, the Company may purchase an entire project and in other cases, it may purchase fractional shares of a project through its relationship with The Sun Exchange (SA) Bewind Trust ("Sun-Ex") ("solar cells"). When the Company purchases solar cells of a project, the Company maintains control over the entire project through a series of negative covenants that give the Company control of financing, selling, or replacing the asset manager of the entire project, even though the Company may only own a small portion of outstanding solar cells that comprise the project.

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits at commercial banks and short-term cash equivalents with original maturities of 90 days or less.

Revenue recognition

Following guidance of the FASB ASC 606-10-50, the revenue is recognized when the customer is invoiced for the monthly rent.

Income taxes

The Company has elected to be taxed as a C-Corporation for Federal, State, and local income tax reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2022 and 2021, deferred taxes of $7,788 and $6,221, respectively, have been fully reserved by a valuation allowance. Any income taxes currently due are not material to the consolidated financial statements for the year ended December 31, 2022 and the period of March 11, 2021 (date of inception) to December 31, 2021

The Company also concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements. Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Foreign Currency Exchange Transactions

Revenue is transacted in the local currency, South African Rand (R$), and are recorded in U.S. dollars translated using the average exchange rate for the period. Realized exchange gains and losses are netted against revenue on the accompanying statement of operations. Realized translation gains/(losses) for the period ended June 30, 2023 and year ended December 31, 2022 were $383 and $(1,916), respectively.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent events

In connection with the preparation of the financial statements, the Company monitored and evaluated subsequent events and transactions through September 28, 2023, the date on which the financial statements were available to be issued. There are no material subsequent events that required disclosure.

Note 2 - Investments in Solar Energy Projects

On November 29, 2021, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in the project Anchor Foods for an aggregate purchase price of $109,334. The balance is carried at cost on the balance sheet.

On March 20, 2021, the Company entered into a cell owner agreement with Sun-Ex for 1.74% of the cell units in the project Nhimbe Fresh Packhouse & Cold Store for an aggregate purchase price of $24,631. The balance is carried at cost on the balance sheet.

On April 3, 2021, the Company entered into a cell owner agreement with Sun-Ex for 6.72% of the cell units in project SPAR Lulekani for an aggregate purchase price of $23,369. The balance is carried at cost on the balance sheet.

On May 31, 2022, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in project CPOA Trianon Retirement Village for an aggregate purchase price of $163,624. The balance is carried at cost on the balance sheet.

On May 31, 2022, the Company entered into a cell owner agreement with Sun-Ex for 46.39% of the cell units in project CPOA Avondrust Court for an aggregate purchase price of $99,025. The balance is carried at cost on the balance sheet.

On September 9, 2022, the Company entered into a cell owner agreement with Sun-Ex for 25.98% of the cell units in project Baysville School of Skills for an aggregate purchase price of $25,000. The balance is carried at cost on the balance sheet.

On September 9, 2022, the Company entered into a cell owner agreement with Sun-Ex for 74.54% of the cell units in project Zandvliet Care Facility for an aggregate purchase price of $74,999. The balance is carried at cost on the balance sheet.

On December 1, 2022, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in project Connaught Business Park for an aggregate purchase price of $411,361. The balance is carried at cost on the balance sheet.

On May 26, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in project CPOA Quadrant Gardens for an aggregate purchase price of $90,710.19. The balance is carried at cost on the balance sheet.

Note 3 - Related Party Transactions

The Company may borrow from the Manager, without interest, from time to time. The purpose of the related party transactions is for reimbursement for startup costs, cash flow shortfalls, capital needed to complete investments in Projects and loans used for dividend recapitalization to make distributions in advance of receiving payments from Customers. As of June 30, 2023 and December 31, 2022, the Company had $6,700 and $14,500, respectively, payable to the Manager, which is included in due to related entity on the accompanying balance sheets.

Note 4 - Members' Equity

Common Shares

The Company authorized 1,000,000 common shares, which as of June 30, 2023 and 2022, 1,000,000 are issued and outstanding. The shares represent membership interests in the Company.

Investor Shares

The Company authorized 19,000,000 investor shares, which as of June 30, 2023 and December 31, 2022 1,719,705 and 943,189, respectively are issued and outstanding. The shares represent membership interests in the Company.

Item 4. Exhibits

Certificate of Formation **
Authorizing Resolution **
Form Investment Agreement **
Form Auto-Investing Agreement **
Form Auto-Reinvesting Agreement **
Operating Agreement **
Investment Services Agreement Between the Company and Sun Exchange **
Cell Owner Agreement Between the Company and the Trust **
Spar Lulekani Project **
Nhimbi Fresh Project **
Anchor Foods Project **
Change in Tax ID **
Change in Accountant **
CPOA Avondrust Project**
CPOA Trianon Project **
Baysville Project **
Connaught Park Project **
Zandvliet Project **
CPOA Quadrant Gardens**

*Filed Herewith
**Filed Previously

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 3 Africa LLC

By: Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner

Date: September 29, 2023